GRACIN & MARLOW, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

December 23, 2013

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Tom Kluck
                   Branch Chief

Re:          eBullion, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 1, 2013

File No. 333-188003

Dear Mr. Kluck:

Thank you for your November 26, 2013 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 5 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.
General

1. We note your response to comment 1 of our comment letter dated October 21, 2013.  The support you provided for the following statements appears to be inadequate:

•	on page 17: CGSE members “must have a minimum required working capital, defined as cash plus precious metals, of approximately $193,000 and minimum required assets of $643,000.”

•
on page 17:  “The CGSE requires its members to submit a quarterly liquidity capital report, in order to ensure that the bank balances exceed or equal the balance of customer deposits, as well as comply with the code of conduct which is regulated by CGSE.”

•	Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus or otherwise advise.

Response:

Please note that the CGSE minimum required working capital is contained in the CGSE membership application form, a copy of which is attached hereto and can also be found on the CGSE website in the membership application section.  The liquid capital requirement of approximately $193,000 U.S. (HK $1.5 million) is set forth in the CGSE member quarterly liquidity capital report submission form which is also found on the CGSE website in the membership application section, a copy of which is also attached hereto.

2. We note your responses to comments 2 and 6 in our letter dated October 21, 2013.  We have the following comments:

•
Please explain the contractual and other legal rights and remedies that a customer has under the contract with respect to the counterparty.  For example, if the counterparty fails to pay amounts owed under the contract, what recourse does the customer have against the counterparty?

•
Please explain in greater detail the process and steps involved with closing out the contract from the perspective of both the party closing out the contract and the party continuing under the contract, including how the contract is assigned to a new party and the respective payment obligations of the parties at the time of close out.  For example, who is obligated for amounts owed under the contract at close out?  Does the party continuing under the contract have to pay amounts owed to the counterparty at close out?  If not, who is obligated to pay such amounts at close out?  Does the party continuing under the contract receive amounts owed from the counterparty at close out?

•
You indicate that under no circumstances is the company liable for any amounts if the customer fails to pay amounts owed under the contract.  You also indicate that the agent is solely liable in such case and that if the agent does not pay such amounts the CGSE can take remedial action against the agent.  Please identify the arrangements setting forth this liability structure.  For example, it does not appear that the CGSE is a party to the agency agreement such that it could enforce the agent’s obligations under that agreement.  In addition, the agent does not appear to be a party to the license that the company holds from the CGSE.  Finally, it does not appear that the Agent is a party to the contract between the customer and the counterparty.

•
Please provide a brief summary of the terms of the arrangement between a customer and an agent, including the commissions, fees and/or other amounts paid by the customer to the agent.  Please also provide us supplementally with an English translation of the form of customer agreement.

 Please see below for language that we have added to the Business section of the Registration Statement further explaining the nature of the relationships between the customers, the agents and the CGSE.

Each agent ultimately is responsible for the payment to the agent of its customer’s counterparty of any losses incurred by  its customer, whether or not its customer has made a payment to it. In order to mitigate the risk of failure of a customer to provide payment to its agent to cover any losses, each agent requires that its customers maintain a minimum deposit account with either the agent or Man Loong from which withdrawals can be made for payment of losses. A customer’s contract is with its agent directly  and neither the counterparty to the customer’s trade nor the agent of its counterparty are parties to a direct contract with a customer.  The agents of the customer and the counterparty act as the intermediaries, so that if a counterparty fails to pay to its agent any amounts owed to a customer, and by reason of the foregoing (or any other reason),  the agent of the counterparty fails to pay to the customer’s agent the amounts owed to a customer on a trade, the customer’s agent is the only party with a legal right to file a legal claim on behalf of its customer for nonpayment.  That is,  the customer does not have a right to file such a claim on its own behalf, rather the customer only has a right to file a claim against its own agent in such case for failings to make the payment to it.   If an agent were to fail to make a payment, in addition to filing a legal claim against the agent, the customer could also report the agent’s failure to the CGSE. Although the CGSE has no direct contractual arrangement with the customer or the customer’s agent, the CGSE has no obligation to process any trades for any party and we believe it is unlikely that the CGSE would continue to process trades on behalf of any agent once such a report is filed against it.  By way of example, if a customer (Customer A) places a gold price contract  buy order (long position) that is matched with a counter-party’s  (Customer B)sell order (short position)  and the price of gold thereafter appreciates so that Customer B has  a loss in his account, when Customer B determines to close his price contract, his agent will deduct from Customer B’s deposit account the amount due to Customer A and make payment to Customer A’s agent.  The next customer that seeks to purchase a sell order (short position) (Customer C)on the price of gold will become the  new counterparty to Customer A and thereafter Customer A and Customer C’s agent’s will be ultimately  responsible for any payments that may be owed by their respective customers.

Inasmuch as neither eBullion or Man Loong are parties to any contracts with the agents, we have not included any such contracts as an exhibit to the Registration Statement on Form S-1; however, we are supplementally filing a copy of an agreement that one of our agent’s requires its customers to enter into.

3. We note your response to comment 4 in our letter dated October 21, 2013.  Please be advised that we are continuing to review your response to this comment.

Response: We understand that your review of this response is not completed.

4. We note your response to comment 5 in our letter dated October 21, 2013.  We also note the disclosure in the last paragraph under the risk factor “Any future expansion or acquisitions may result in significant transaction expenses…” on page 6.  Please reconcile the disclosure in the risk factor with your response.  In this regard, we note that it is not clear how the contracts cannot be offered or sold in the United States as indicated in the risk factor if customers can enter into the contracts from the United States using the Internet as indicated in your response.  Further, you indicate in your response that you have no customers that are residents of the United States.  However, U.S. jurisdiction would not necessarily be based on the residency of the parties, but rather on their location when entering into the contract.  Please revise your response accordingly.

           Response: Please note that although customers can access their accounts to monitor activity anywhere in the world, trades may only be placed from computer equipment located in Hong Kong and China. Man Loong is able to decipher the location of the IP address used to initiate trades. In fact, to date, no trades whatsoever have been placed from any IP addresss located in North America and all US and other North American IP addresses have been  blocked  from placing trades on Man Loong’s  electronic platform.

5. We note your disclosure that the agents’ customers may maintain cash on deposit with Man Loong in Man Loong’s bank accounts.  Please revise your disclosure to explain whether there is an agreement governing the relationship between Man Loong and these customers regarding these cash deposits.  If so, please summarize the material provisions of these agreements and file these agreements as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

Response: Although Man Loong does not enter into a trading agreement with the customers of its agents it does require that any customer that maintains an account with Man Loong to complete a trading account form when the account is opened and in connection therewith, to acknowledge and agree to certain terms and provisions applicable to such accounts, including (i) an authorization that allows Man Loong to deduct payments from the customer’s account; (ii) an agreement that the customer will pay all bank fees incurred in connection with such account; and (iii) and  agreement by the customer  to maintain and deposit in such account such amounts as Man Loong may require.  In addition, the customer agrees to hold Man Loong harmless for failure to fulfill withdrawal requests in time and from trading losses.  We have added the foregoing disclosure to the registration statement and have included a copy of the trading account form as an exhibit.

Director Compensation, page 27

6. We note your response to comment 11 of our comment letter dated October 21, 2013 and the related revisions throughout your registration statement that Mr. Choi received a salary of $15,472 and $15,430 for the years ended March 31, 2013 and 2012, respectively, and that he is a chief executive officer and director.  Please explain to us whether a portion of this salary related to Mr. Choi’s services as a director and, if so, please identify that amount.

Response: Please note that all of the salary of $15,472 paid to Mt. Choi related to his services as chief executive officer and none of such amount related to his services as a director.

Exhibit 5.1

7. We note that in your legality opinion counsel does not opine that the shares are “legally issued.”  Please have counsel revise the opinion to clarify that the shares are legally issued.  Refer to SEC Staff Legal Bulletin No. 19, Item II.B.1.a.

Response:  We have changed the opinion to add language that the shares are legally issued.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

Date	By:	/s/ Leslie Marlow
Leslie Marlow
Partner

Exhibit 99.1
The Chinese Gold & Silver Exchange Society
Member Trading License Application Form

To: The Chinese Gold & Silver Exchange Society

Membership No.:	☐ Bullion Group	☐ Ordinary Member

Member Name:	(Chinese)
(English)
Registered Address:
(Chinese)

(English)

Phone No.:	Facsimile:

Manager (1) Name:	(Chinese)
(English)
Manager (2) Name:	(Chinese)
(English)

Our company is currently applying for the following market trading (Please ü the applicable □):

□       Open Outcry (99 Gold and HKD Kilo Gold)
□       Electronic Trading (Loco London Gold / Silver)
□       Electronic Trading (Renminbi Kilobar Gold)
□       Electronic Trading (9999 Tael Gold)
□       Electronic Trading (Loco Silver)

Please submit the following documents:
1.	Photocopy of Business Registration
2.	Photocopy of Annual Return (AR1) or Return of Allotments (SC1) or Certified True Copy of Form 1A or 1C. Documents must be signed and certified by member Manager.

* If there is any inconsistency between the English and Chinese version, the version in Chinese shall prevail.

3.
The most recent audited financial report. If the date of the report has lapsed over 6 months, please also provide the two most recent months’ management accounts signed and certified by member Manager. Acceptable Asset Class only includes assets in Hong Kong such as properties, bank balance, gold, and stocks trading in HKEx. Net assets must be no less than HK$5 Million. The balance sheet / statement of financial position must separately display company and client’s bank balance. Please also outline the details (bank name, account number, account type, and balance) of the clients’ accounts.

4.	Member Liquid Capital Filing Form（F349）and relevant supporting documents.
5.	When needed, our company undertakes to provide other documents requested by CGSE.

Official Company Seal	Member Manager Signature

Fees：
HK$3,000

☐ Cash

☐ Cheque (Bank Name:	Cheque No.:

(Payable: The Chinese Gold & Silver Exchange Society)

【Office Use Only】

收表日期：                                                         批准日期：

正店營業牌照編號：

Exhibit 99.2

The Chinese Gold & Silver Exchange Society
Member Liquid Capital Filing Form
(limited liability company)

Membership No.:	☐ Bullion Group	☐ Ordinary Member

Member Name (Chinese):
Member Name (English):

Manager: (1)	(2)

Total Issued Share Capital:
Total Paid up Share Capital:

Required Liquid Capital (No less than HK$1.50 Million):

	Category	Discount Rate	Nominal Value	Exchange Rate4	Value in HKD
1.	Bank Savings1	HKD (0%)
		RMB (5%)
		USD (5%)
		JPY (5%)
		EUR (5%)
2.	Gold2	(5%)
3.	HSI constituent stocks trading in HKEx3	(20%)
4.	Bank Guarantee	(0%)
	Total：

〔Notes〕：
1.
Please attach original bank certificates, bank certified copy of bank statements, or CGSE’s manager certified copy of bank statements. On the document, please highlight the amount used to calculate liquid capital.

2.	Please attach purchase receipt or vault deposit proof.
3.	Please attach copy of share certificates (certified by member’s Manager) or original monthly statements from securities company.
4.	Based on exchange rate on filing day.
5.	Clients’ monies CANNOT be included in Liquid Capital Filing.

Member’s Official Seal	Member Manager Signature

Date:

* If there is any inconsistency between the English and Chinese version, the version in Chinese shall prevail.

Exhibit 99.3

Agreement between Agent and Agent’ Customer

Date：_________________________

This Agreement is entered into between the parties concerned on the basis of equality and mutual benefit to develop business on terms and conditions mutually agreed upon as follows:

Article 1:  The Parties Concerned

Party A: Agent Company Name _________________________________________________
(Hereinafter called “party A”)
Tel: _______________________________
Add: ________________________________________________________________

Party B: Customer Name ______________________________
(Hereinafter called “party B”)
Tel: _______________________________
Add: ________________________________________________________________

Article 2: Services

Party A assists Party B to open electronic trading account in Precious Metal Electronic Trading Services Provider. Party A provides Party B Precious Metal trading support service and financial market data.

Article 3: Payment

Party B agrees to pay Party A monthly service fee ___________________ per month payable end of the month.

Party B agrees to pay Party A all charges incurred in the trading process including trading service fee and all other charges (including, without limitation, statement charges, idle account charges, order cancellation charges, transfer charges and other charges), fees (including, without limitation, fees imposed by any interbank agency, bank, contract market or other regulatory or self-regulatory organization) arising from services provided by Precious Metal Electronic Trading Services Company.

Article 4: Obligation

Party A is liable to collect trading profit from trade counterparty and deliver payment to Party B.

Party A may enter trades to act as counterparty of Party B and liable for Party B trade profit.

Party B agrees it shall NOT hold Party A liable for transaction losses. Party B is aware that there is no guarantee of profits or harmlessness in precious metal transaction. Party B acknowledges that it has not received such guarantees from Party A.

Article 5: Risk Disclosure

Party B understands that investments in leverage and leveraged transactions are speculative, involving a high level of risks, and are only suitable for persons who can afford any risk of loss in excess of their margin deposits. Party B understands that since a relatively low margin is usually required in precious metal transaction, price changes in precious metal may lead to substantial losses that may exceed Party B’s investment and margin deposits. Party B warrants that it is willing and capable financially and otherwise to assume all risks of precious metal transaction. Party B agrees it shall not hold Party A liable for transaction losses incurred in transactions. Party B is aware that there is no guarantee of profits or harmlessness in precious metal transaction. Party B acknowledges that it has not received such guarantees from Party A or any of representatives, introducers thereof or any other entity with which Party B deals and that this Agreement is not entered into in reliance upon any of such guarantees.

Article 6: Margin and Payment Authorization

Party B shall pay trading service fee and all other charges (including, without limitation, statement charges, idle account charges, order cancellation charges, transfer charges and other charges), fees (including, without limitation, fees imposed by any interbank agency, bank, contract market or other regulatory or self-regulatory organization) arising from services provided by Precious Metal Trading Services Provider. Party B acknowledges that once payment request is confirmed, Party A is authorized to deduct the amount from Party B’s account balance in real time.

Party B is required to maintain with Party A a margin in such amount as determined by Precious Metal Trading Services Provider from time to time. Party B agrees to deposit such margin by telegraphic transfer and will meet all margin requirements in such mode of transmission as designated by Precious Metal Electronic Trading Services Provider. Party B shall bear all charges incurred during deposit, including bank commission, exchange rate differences and all other relevant expenses. Party B is fully aware that time is required to process Party B’s deposit, and Party B may be unable to use the deposit in real time as the margin required for any new position or additional margin. Party B agrees to undertake any loss arising from forced closure due to the failure of meeting the requirement about additional margin in time and such loss may be greater than its initial margin.

Party B has the right to inform Party A at any time its withdrawal of the available cash balance specified. Party B agrees to bear all charges incurred during remittance or transfer, including bank handling charges, exchange rate differences and all other relevant expenses. Party B is fully aware that time is required for Party A to process Party B’s withdrawal, and Party B may be unable to receive the withdrawal in real time

Article 7: Validity of Agreement

This agreement, when duly signed by the both parties concerned, shall remain if force for ____ months from _____________ to _______________.

Article 8: Termination

During the validity of this agreement, if either of the two parties is found to have violated the stipulations herein, the other party has the right to terminate this agreement.

Article 9: Arbitration

All disputes arising from the performance of this agreement shall be settled through friendly negotiation. Should no settlement be reached through negotiation, the case shall then be submitted for arbitration to the Hong Kong International Economic and Trade Arbitration Commission and the rules of this Commission shall be applied. The award of the arbitration shall be final and binding upon both parties.

Party A:	Party B:

Date:	Date: